SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

Logistics Innovation Technologies Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

54141L100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54141L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TIG Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,234,084

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,234,084

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,084

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	54141L100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Tiedemann

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,234,084

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,234,084

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,084

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	54141L100

Item 1.	(a).	Name of Issuer:

Logistics Innovation Technologies Corp.

	(b).	Address of issuer's principal executive offices:

3348 Peachtree Road Suite 700 Atlanta, GA 30326

Item 2.	(a) and (b).	Name and Principal Business Address of Person Filing:

TIG Advisors, LLC 520 Madison Avenue 26th Floor New York, New York 10022
Michael Tiedemann 520 Madison Avenue 26th Floor New York, New York 10022

Item 2.	(c).	Citizenship:
TIG Advisors, LLC – Delaware limited liability company Michael Tiedemann – United States

Item 2.	(d).	Title of class of securities:

Class A common stock, par value $0.0001 per share

Item 2.	(e).	CUSIP No.:

54141L100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

	(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, TIG Advisors, LLC and Michael Tiedemann were deemed to be the beneficial owner of 2,234,084 shares of Class A common stock, par value $0.0001 per share ("Common Stock").
(b)	Percent of class:

As of December 31, 2021, TIG Advisors, LLC and Michael Tiedemann were deemed to be the beneficial owner of 6.2% of the Issuer's outstanding Common Stock.
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
TIG Advisors, LLC has sole voting power with respect to 0 shares of the Issuer's Common Stock. Michael Tiedemann has sole voting power with respect to 0 shares of the Issuer's Common Stock.
(ii) Shared power to vote or to direct the vote

TIG Advisors, LLC has shared voting power with respect to 2,234,084 shares of the Issuer's Common Stock.

Michael Tiedemann has shared voting power with respect to 2,234,084 shares of the Issuer's Common Stock.

(iii) Sole power to dispose or to direct the disposition of
TIG Advisors, LLC has sole power to dispose with respect to 0 shares of the Issuer's Common Stock. Michael Tiedemann has sole power to dispose with respect to 0 shares of the Issuer's Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

TIG Advisors, LLC has shared power to dispose with respect to 2,234,084 shares of the Issuer's

Common Stock.

Michael Tiedemann has shared power to dispose with respect to 2,234,084 shares of the Issuer's

Common Stock.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].
N/A.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of TIG Advisors, LLC, none of which owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
(Date)

TIG Advisers, LLC (1)

By:	/s/ Michael Tiedemann
Michael Tiedemann, Managing Member

/s/ Michael Tiedemann (1)
Michael Tiedemann

(1) Each Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G, dated February 14, 2022 relating to the Class A common stock, par value $0.0001 per share of Logistics Innovation Technologies Corp. shall be filed on behalf of the undersigned.

February 14, 2022
(Date)

TIG Advisers, LLC

By:	/s/ Michael Tiedemann
Michael Tiedemann, Managing Member

/s/ Michael Tiedemann
Michael Tiedemann

EXHIBIT B

TIG Advisors, LLC is the relevant entity for which Michael Tiedemann may be considered a control person.